UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement

On September 17, 2025, Blue Gold Limited (the “Company”) entered into a definitive Agreement for the Purchase of the Mampon Gold and Copper Mining Lease in Ghana (the “Purchase Agreement”) with FGR Bogoso Prestea Limited (“FGRBPL”) to acquire up to a 90% interest in the Mampon Gold and Copper Mining Lease located in Ghana’s Ashanti Gold Belt. The closing conditions include requirements to comply with Ghana regulation, including the transfer of a 10% ownership interest in the Licensing Company. All defined terms not defined herein shall have the meaning given to them in the Purchase Agreement.

FGRBPL will receive two payment tranches:

First Tranche: Subject to closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, being met, the Company will pay $15 million to FGRBPL for a 50% stake in the Licensing Company. The consideration will be paid by issuing 750,000 ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, the number of First Tranche Consideration Shares shall be adjusted as follows:

●	if the VWAP Price over that period is less than $20.00 but not less than $10.00, Blue Gold will issue additional Ordinary Shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

●	if the VWAP Price is equal to or greater than $20.00, no additional Ordinary Shares shall be issued and the First Tranche Consideration Shares shall be the 750,000 Ordinary Shares; and

●	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Ordinary Shares.

Second Tranche: Structured as an option exercisable by the Company between 12 and 18 months following the date of the Purchase Agreement, whereby independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act of 1933, as amended, above the base resource will be paid for by the Company by issuing shares in accordance with the following value:

●	Up to $55 per ounce of gold (capped at 6 million ounces);

●	Up to $50 per ton of copper (capped at 4 million tons); and

if the option is exercised, FGR BPL will transfer the remaining 50% stake of Licensing Company to the Company.

Other Events

On September 17, 2025, the Company issued a press release announcing the Agreement. A copy of the press release is attached hereto as Exhibit 99.1

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Agreement for the Sale and Purchase of the Mampon Gold Mine in Ghana, dated September 17, 2025, by and among the Company and FGR Bogoso Prestea Limited.

99.1	Press Release, dated September 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: September 18, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer

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